UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 58120/July 8, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13077

In the Matter of :	
:	
BAROQUE CORP., :	ORDER MAKING FINDINGS AND
MOTHER LODE GOLD MINES :	REVOKING REGISTRATIONS
CONSOLIDATED, and :	BY DEFAULT
SOLVIS GROUP, INC. :	

SUMMARY

This Order revokes the registrations of registered securities of Respondents Baroque Corp. (Baroque), Mother Lode Gold Mines Consolidated (MLGM), and Solvis Group, Inc. (SLVG) (collectively, Respondents). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 20, 2008, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. All Respondents were served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on June 24, 2008.[1] To date, none of the Respondents has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

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[1] All Respondents were served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [each] entity's most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

II. FINDINGS OF FACT

Baroque (CIK No. 1088796)[2] is a void Delaware corporation located in Buena Park, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Baroque is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2004, which reported a net loss of $5,330 since inception in 1999.

MLGM (CIK No. 802595) is a California corporation located in Livermore, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). For at least seven years, MLGM has filed Forms 10-KSB without the audited financial statements required by the Exchange Act and rules thereunder. During that same period, MLGM has filed Forms 10-QSB containing financial statements which have not been reviewed by an auditor, as is required by the Exchange Act and rules thereunder. As of June 19, 2008, the common stock of MLGM was traded on the over-the-counter markets.

SLVG (CIK No. 806513) is a Nevada corporation located in Buena Park, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). SLVG is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended September 30, 2003, which reported a net loss of $144,257 for that year. This Form 10-KSB included a "going concern" paragraph. As of June 19, 2008, the common stock of SLVG was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 (17 C.F.R. §§ 240.13a-1, .13a-13) require public corporations to file annual and quarterly reports with the Commission. As required by 17 C.F.R. § 228.310(a), financial statements included in annual reports on Form 10-KSB must be prepared in accordance with GAAP and must be audited by an independent accountant. The Commission has long recognized the materiality of an audited balance sheet to the disclosure required of registrants. See Queensboro Gold Mines, Ltd., 2 S.E.C. 860, 862-63 (1937). Further, as required by 17 C.F.R. § 228.310(b), interim financial statements included in quarterly reports on Form 10-QSB must be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews.[4]

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a)(1); see generally 17 C.F.R. §§ 228.10-.702 (Regulation S-B) (setting forth disclosure requirements for small business issuers).

[4] Such interim reviews have been required for fiscal quarters ending on or after March 15, 2000. See Audit Committee Disclosure, 71 SEC Docket 925, 64 Fed. Reg. 73389 (Dec. 30, 1999).

Baroque filed no reports for more than three years, and SLVG, for more than four years. For at least seven years, MLGM filed annual reports lacking audited financial statements, as well as quarterly reports lacking interim reviews. By failing to file annual and quarterly reports as required, all Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Baroque Corp. is REVOKED;

the REGISTRATION of the registered securities of Mother Lode Gold Mines Consolidated is REVOKED; and the REGISTRATION of the registered securities of Solvis Group, Inc., is REVOKED.

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Carol Fox Foelak
Administrative Law Judge